Statement by VEON Board Of Directors Dear Stakeholders, VEON is a Nasdaq and Euronext listed major international telecommunications company headquartered in the Netherlands. VEON has a diverse investor base with no controlling shareholder, a majority of independent directors and an international management team. Our operations span nine countries where we serve nearly 220 million customers. One third of them are in Ukraine and Russia, where they are supported by 33,000 employees. Our top priority is to protect the safety and well-being of our employees and their families. Our core mission is to provide our customers with connectivity, access to information and other vital digital services. We are appalled by the growing humanitarian crisis in Ukraine. VEON calls for a lasting, peaceful resolution of the conflict and an immediate end of hostilities. We continuously evaluate the developments and are in communication with relevant authorities and other stakeholders. VEON Board of Directors March 16, 2022 About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information Group Communications Director Group Investor Relations Director Marina Levina Nik Kershaw Marina.levina@veon.com Nik.kershaw@veon.com